UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 23, 2012

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☑

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and six month periods ended June 30, 2012 and 2011. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2011 annual report filed on Form 20-F with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included in this form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Risk Factors” and “Forward-Looking Statements” in the annual report on Form 20-F of Navios Logistics for the year ended December 31, 2011 for the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report.

Recent Developments

Construction of New Conveyor Belt in the Dry Port

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, Uruguay, which is expected to be completed in the first half of 2013. As of June 30, 2012, Navios Logistics had paid $1.0 million for the construction of the new conveyor belt.

Construction of Four New Tank Barges

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges, which are expected to be delivered gradually from September 2012 through June 2013. As of June 30, 2012, Navios Logistics had paid $1.1 million for the construction of the tank barges.

Completion of Tank in the Liquid Port

In August 2012, Navios Logistics completed the construction of a new tank with storage capacity of 5,000 cubic meters increasing the total storage capacity of the liquid port in San Antonio, Paraguay to 43,560 cubic meters. Another tank with capacity of 2,100 cubic meters is currently under construction and is expected to be completed in September 2012. This tank will increase the total storage capacity of the liquid port to 45,660 cubic meters.

Overview

General

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests ($8.6 million including transaction expenses).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facility in Nueva Palmira has a total storage capacity of 460,000 metric tons. Its port facility in San Antonio has a total storage capacity of 43,560 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 299 vessels, barges and pushboats of which 282 are owned and 17 are chartered-in under long-term charter-in contracts.

Fifteen tank barges and two pushboats of its current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.7 years. Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. Navios Logistics currently has entered into charter-in contracts having a minimum remaining duration of 0.9 years and maximum remaining duration of 4.3 years.

The following is the current core fleet as of August 23, 2012.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Description
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horsepower
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)(3)	41	125,819 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (4)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	293

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (5)	2010	16,871	Double-hulled Product Tanker
Stavroula (5)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.
(2)	Fifteen tank barges are chartered-in with total capacity of 46,099 m3.
(3)	Four tank barges are currently under construction and are expected to be delivered gradually from September 2012 through June 2013.
(4)	These tank barges service the Argentine cabotage business.
(5)

Both tankers are chartered-in for a six-year period, and the Company has the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on Navios Logistics’ view of overall market conditions in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year at inception. Some of Navios Logistics’ charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow flexibility in transporting a certain cargo to its destination.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of Navios Logistics’ fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports on the expiration or termination of its current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could likely result in a reduction in demand for services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, Navios Logistics uses U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the logistics business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and Navios Logistics cabotage business are not significantly affected by seasonality as the operations of the port and Navios Logistics’ cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers and the two self-propelled barges. The information reported to the chief operating decision maker has been modified in accordance with the change in segments.

Period over Period Comparisons of Navios Logistics

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2012 and 2011. This information was derived from the unaudited condensed consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Three Month Period ended June 30, 2012 (unaudited)	Three Month Period ended June 30, 2011 (unaudited)	Six Month Period ended June 30, 2012 (unaudited)	Six Month Period ended June 30, 2011 (unaudited)
Time charter, voyage and port terminal revenues	$51,586	$43,226	$89,131	$79,803
Sales of products	21,707	11,478	34,309	19,258
Time charter, voyage and port terminal expenses	(12,166)	(11,447)	(22,016)	(19,714)
Direct vessels expenses	(19,119)	(15,529)	(35,026)	(29,938)
Cost of products sold	(21,030)	(10,826)	(32,627)	(18,447)
Depreciation and amortization	(6,118)	(4,962)	(12,921)	(11,078)
General and administrative expenses	(3,229)	(3,969)	(6,863)	(6,796)
Interest income/expense and finance cost, net	(5,130)	(5,105)	(10,053)	(6,159)
Other expense, net	(2,706)	(2,337)	(3,448)	(3,841)

Income before income taxes and noncontrolling interest	3,795	529	486	3,088
Income tax expense	(1,377)	(1,010)	(454)	(33)

Net income/(loss)	2,418	(481)	32	3,055
Less: Net (income) attributable to the noncontrolling interest	(21)	(238)	(24)	(545)

Net income/(loss) attributable to Navios Logistics’ stockholders	$2,397	$(719)	$8	$2,510

Other Operating Data
Dry Port—dry cargo tons moved	1,077,000	1,065,200	2,046,500	1,948,600
Liquid Port—cubic meters of stored liquid cargos	62,500	58,960	112,844	100,931
Liquid Port—cubic meters of sales of products	20,886	11,880	33,682	21,447
Barge—cubic meters of liquid cargos	277,883	229,142	472,541	564,502
Barge—dry cargo tons	365,351	346,943	547,314	545,371
Cabotage—cubic meters of liquid cargos	644,968	673,506	1,050,902	1,243,301
Cabotage—available days	667	728	1,353	1,340
Cabotage—operating days	656	699	1,127	1,157
Revenues per Segment
Port Business	$30,286	$18,187	$49,923	$31,183
Revenue—dry port	$7,865	$6,301	$14,237	$11,048
Revenue—liquid port	$714	$408	$1,377	$877
Sales of products—liquid port	$21,707	$11,478	$34,309	$19,258
Barge Business	$27,424	$21,587	$47,398	$41,792
Cabotage Business	$15,583	$14,930	$26,119	$26,086

For the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended June 30, 2012, Navios Logistics’ time charter, voyage and port terminal revenue increased by $8.4 million or 19.4% to $51.6 million, as compared to $43.2 million for the same period during 2011. Revenue from the port terminal business increased by $1.9 million or 28.4% to $8.6 million for the three month period ended June 30, 2012, as compared to $6.7 million for the same period during 2011. The increase was mainly attributable to an increase in rates and volumes in the dry port and the liquid port terminals. Revenue from the cabotage business increased by $0.7 million or 4.7% to $15.6 million for the three month period ended June 30, 2012, as compared to $14.9 million for the same period during 2011. This increase was mainly attributable to an increase in time charter rates of the cabotage vessels. Revenue from the barge business increased by $5.8 million or 26.9% to $27.4 million for the three month period ended June 30, 2012, as compared to $21.6 million for the same period during 2011. This increase was mainly attributable to the expansion of the barge fleet in the third quarter of 2011.

Sales of Products: For the three month period ended June 30, 2012, Navios Logistics’ sales of products increased by $10.2 million or 88.7% to $21.7 million, as compared to $11.5 million for the same period during 2011. The increase was attributable to the increase in the Paraguayan liquid port’s volume and price of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended June 30, 2012, time charter, voyage and port terminal expenses increased by $0.8 million or 7.0% to $12.2 million as compared to $11.4 million for the same period during 2011. Time charter and voyage expenses of the barge business for the three month period ended June 30, 2012 increased by $1.2 million or 14.3% to $9.6 million, as compared to $8.4 million for the same period during 2011. This was mainly attributable to the expansion of the barge fleet in the third quarter of 2011. This increase was mitigated by a decrease in the port terminal business expenses for the three month period ended June 30, 2012 by $0.4 million or 14.3% to $2.4 million, as compared to $2.8 million for the same period during 2011. This is attributable to a decrease in salaries at Navios Logistics’ dry port facility in Uruguay. Voyage expenses of the cabotage business remained the same for both the three month periods ended June 30, 2012 and 2011 amounting to $0.2 million.

Direct Vessel Expenses: Direct vessel expenses increased by $3.6 million or 23.2% to $19.1 million for the three month period ended June 30, 2012, as compared to $15.5 million for the same period in 2011. Direct vessels expenses of the barge business increased by $3.4 million or 48.6% to $10.4 million for the three month period ended June 30, 2012, as compared to $7.0 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third quarter of 2011. Direct vessel expenses of the cabotage business increased by $0.2 million or 2.4% to $8.7 million for the three month period ended June 30, 2012, as compared to $8.5 million for the same period in 2011. The increase resulted primarily from the increase in crew costs, spares and repairs and maintenance. Direct vessels expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended June 30, 2012, Navios Logistics’ cost of products sold increased by $10.2 million or 94.4% to $21.0 million, as compared to $10.8 million for the same period during 2011. The increase was mainly attributable to an increase in the Paraguayan liquid port’s volume and price of products sold.

Depreciation and Amortization: Depreciation and amortization expense increased by $1.1 million or 22.0% to $6.1 million for the three month period ended June 30, 2012, as compared to $5.0 million for the same period of 2011. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended June 30, 2012 amounted to $5.0 million and $1.1 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the three month period ended June 30, 2011 amounted to $3.9 million and $1.1 million, respectively. Depreciation and amortization in the barge business increased by $1.1 million or 34.4% to $4.3 million for the three month period ended June 30, 2012, as compared to $3.2 million for the same period during 2011. The increase resulted primarily from the additional depreciation generated by acquisitions of new barges, pushboats and other fixed assets. Depreciation and amortization in the cabotage business for the three month period ended June 30, 2012 decreased by $0.2 million or 18.2% to $0.9 million, as compared with $1.1 million for the same period during 2011, and depreciation and amortization in the port business increased by $0.2 million or 28.6% to $0.9 million for the three month period ended June 30, 2012, as compared to $0.7 million for the same period during 2011 mainly due to the construction of new silo in the dry port.

General and Administrative Expenses: General and administrative expenses decreased by $0.8 million or 20.0% to $3.2 million for the three month period ended June 30, 2012, as compared to $4.0 million for the same period during 2011. General and administrative expenses relating to the barge business decreased by $0.6 million or 18.8% to $2.6 million for the three month period ended June 30, 2012, as compared to $3.2 million for the same period during 2011. The decrease in the barge business general and administrative expenses was mainly attributable to a decrease in salaries, travel and office expenses. General and administrative expenses relating to the port terminal business decreased by $0.2 million or 28.6% to $0.5 million for the three month period ended June 30, 2012, as compared to $0.7 million for the same period during 2011. This decrease was mainly attributable to a decrease in salaries in both Navios Logistics’ ports. General and administrative expenses relating to the cabotage business remained the same for both the three month periods ended June 30, 2012 and 2011 amounting to $0.1 million.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net remained the same for both periods ending June 30, 2012 and 2011 amounting to $5.1 million. For the three month period ended June 30, 2012, interest expense amounted to $4.8 million, other finance costs amounted to $0.4 million and interest income amounted to $0.1 million. For the three month period ended June 30, 2011, interest expense amounted to $4.7 million, other finance costs amounted to $0.7 million and interest income amounted to $0.3 million.

Other Expense, Net: Other expense, net increased by $0.3 million or 12.5% to $2.7 million for the three month period ended June 30, 2012, as compared to $2.4 million for the same period of 2011. Other expense, net for the barge business increased by $0.5 million to $1.4 million for the three month period ended June 30, 2012, as compared to $0.9 million for the same period in 2011. This increase was mainly due to an increase in the provision for losses on accounts receivable and foreign currency exchange losses for the three month period ended June 30, 2012. This increase in other expense, net was partially offset by a $0.2 million decrease in the port terminal business to $0 for the three month period ended June 30, 2012, as compared to $0.2 million loss for the same period in 2011. This decrease was mainly attributable to the decrease in losses from foreign exchange differences. Other expense, net for the cabotage business remained the same for both the three month periods ended June 30, 2012 and 2011 amounting to $1.3 million.

Income Tax Benefit/Expense: Income taxes increased by $0.4 million or 40.0% to $1.4 million for the three month period ended June 30, 2012, as compared to a $1.0 million for the same period of 2011. Income taxes in the port terminal business increased by $0.3 million to $0.3 million expense for the three month period ended June 30, 2012 as compared to $0 for the same period in 2011 due to the increase of income taxes in the liquid port. Income taxes in the cabotage business increased by $0.3 million to $0.3 million expense for the three month period ended June 30, 2012 as compared to $0 for the same period in 2011. This increase was partially mitigated by a $0.2 million decrease in the income taxes of the barge business to $0.8 million for the three month period ended June 30, 2012 as compared to $1.0 million for the same period in 2011.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.2 million or 100.0% to $0 for the three month period ended June 30, 2012, as compared to $0.2 million for the same period during 2011. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.

For the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011

Time Charter, Voyage and Port Terminal Revenues: For the six month period ended June 30, 2012, Navios Logistics’ revenue increased by $9.3 million or 11.7% to $89.1 million, as compared to $79.8 million for the same period during 2011. Revenue from the port terminal business increased by $3.7 million or 31.1% to $15.6 million for the six month period ended June 30, 2012, as compared to $11.9 million for the same period during 2011. The increase was mainly attributable to an increase in rates and volumes in the dry and the liquid port terminals. Revenue from the barge business increased by $5.6 million or 13.4% to $47.4 million for the six month period ended June 30, 2012, as compared to $41.8 million for the same period during 2011. This increase was mainly attributable to the expansion of the barge fleet in the third quarter of 2011. Revenue from the cabotage business remained the same for both the six month periods ended June 30, 2012 and 2011, amounting to $26.1million.

Sales of Products: For the six month period ended June 30, 2012, Navios Logistics’ sales of products increased by $15.1 million or 78.6% to $34.3 million, as compared to $19.2 million for the same period during 2011. The increase was attributable to the increase in the Paraguayan liquid port’s volume and price of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $2.3 million or 11.7% to $22.0 million for the six month period ended June 30, 2012, as compared to $19.7 million for the same period during 2011. This increase is due to a $2.3 million or 16.0% increase in time charter and voyage expenses of the barge business to $16.7 million for the six month period ended June 30, 2012, as compared to $14.4 million for the same period in 2011 mainly attributable to the expansion of the barge fleet in the third quarter of 2011, and an increase in time charter and voyage expenses of the port terminal business by $0.2 million or 4.3% to $4.8 million for the six month period ended June 30, 2012, as compared to $4.6 million for the same period in 2011 mainly attributable to the increase in the activities at Navios Logistics’ dry port in Uruguay. This increase was offset by a $0.2 million or 28.6% decrease in expenses of the cabotage business to $0.5 million for the six month period ended June 30, 2012, as compared to $0.7 million for the same period during 2011.

Direct Vessel Expenses: Direct vessel expenses increased by $5.1 million or 17.1% to $35.0 million for the six month period ended June 30, 2012, as compared to $29.9 million for the same period in 2011. Direct vessel expenses of the cabotage business increased by $2.9 million or 20.7% to $16.9 million for the six month period ended June 30, 2012, as compared to $14.0 million for the same period in 2011. The increase resulted primarily from the increase in crew costs, spares and repairs and maintenance. Direct vessel expenses of the barge business increased by $2.2 million or 13.8% to $18.1 million for the six month period ended June 30, 2012, as compared to $15.9 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third quarter of 2011. Direct vessel expenses include crew costs, victualing costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the six month period ended June 30, 2012, Navios Logistics’ cost of products sold increased by $14.1 million or 76.2% to $32.6 million, as compared to $18.5 million for the same period during 2011. The increase was mainly attributable to an increase in the Paraguayan liquid port’s volume and price of products sold.

Depreciation and Amortization: Depreciation and amortization increased by $1.8 million or 16.2% to $12.9 million for the six month period ended June 30, 2012, as compared to $11.1 million for the same period of 2011. The depreciation of tangible assets and the amortization of intangible assets for the six month period ended June 30, 2012 amounted to $10.7 million and $2.2 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the six month period ended June 30, 2011 amounted to $8.9 million and $2.2 million, respectively. Depreciation and amortization in the barge business increased by $1.8 million or 24.7% to $9.1 million for the six month period ended June 30, 2012, as compared to $7.3 million for the same period during 2011. The increase resulted primarily from the additional depreciation generated by acquisitions of new barges, pushboats and other fixed assets. Depreciation and amortization in the port terminal business increased by $0.1 million or 5.9% to 1.8 million for the six month period ended June 30, 2012, as compared to $1.7 million for the same period in 2011. Depreciation and amortization in the cabotage business for the six month period ended June 30, 2012 decreased by $0.1 million or 4.8% to $2.0 million, as compared with $2.1 million for the same period during 2011.

General and Administrative Expenses: General and administrative expenses increased by $0.1 million or 1.5% to $6.9 million for the six month period ended June 30, 2012, as compared to $6.8 million for the same period during 2011. General and administrative expenses relating to the cabotage business increased by $0.2 million or 200.0% to $0.3 million for the period ended June 30, 2012 as compared to $0.1 million for the same period in 2011. This increase was partially mitigated by a decrease in the general and administrative expenses relating to the port terminal business of $0.1 million or 8.3% to $1.1 million, as compared to $1.2 million in the same period during 2011. This decrease was mainly attributable to a decrease in salaries in Navios Logistics’ liquid port in Paraguay. General and administrative expenses relating to the barge business remained the same for both the six month periods ended June 2012 and 2011 amounting to $5.5 million.

Interest Income/(Expense) and Finance Costs, Net: Interest income/(expense) and finance costs, net increased by $3.9 million or 62.9% to $10.1 million for the six month period ended June 30, 2012, as compared to $6.2 million for the same period of 2011. For the six month period ended June 30, 2012, interest expense amounted to $9.5 million, other finance costs amounted to $0.8 million and interest income amounted to $0.2 million. For the six month period ended June 30, 2011, interest expense amounted to $5.7 million, other finance costs amounted to $0.9 million and interest income amounted to $0.4 million. The main reason for the increase was the interest expense generated by the $200.0 million of 9.25% senior notes due 2019, issued in April 2011.

Other Expense, Net: Other expense, net decreased by $0.4 million or 10.5% to $3.4 million for the six month period ended June 30, 2012, as compared to $3.8 million for the same period of 2011. Other expense, net for the cabotage business decreased by $0.7 million to $1.8 million for the six month period ended June 30, 2012, as compared to $2.5 million for the same period in 2011. This decrease was due mainly to a decrease in taxes other-than income taxes. This decrease was mitigated by an increase in other expense, net for the barges business by $0.1 million or 5.9% to $1.8 million for the six month period ended June 30, 2012, as compared $1.7 million for the same period in 2011. This increase was mainly due to an increase in the provision for losses on accounts receivable for the six month period ended June 30, 2012, and an increase in other expense, net for the port terminal business by $0.2 million or 50.0% to an income of $0.2 million for the six month period ended June 30, 2012, as compared to an income of $0.4 million for the same period in 2011. This increase was mainly attributable to an increase in taxes other than income taxes in the port terminal business during the six month period ended June 30, 2012.

Income Tax (Expense)/Benefit: Income taxes increased by $0.5 million or 100% to $0.5 million for the six month period ended June 30, 2012, as compared to $0 for the same period in 2011. Income taxes in the port terminal business increased by $0.5 million to $0.5 million for the six month period ended June 30, 2012 as compared to $0 for the same period in 2011, due to the increase of income taxes in the liquid port. Income taxes of the barge business increased by $0.1 million or 33.3% to a $0.2 million benefit for the six month period ended June 30, 2012 as compared to a $0.3 million benefit for the same period in 2011. Income taxes of the cabotage business decreased by $0.1 million or 33.3% to $0.2 million for the six month period ended June 30, 2012 as compared to $0.3 million for the same period in 2011.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.5 million or 100.0% to $0 for the six month period ended June 30, 2012, as compared to $0.5 million for the same period during 2011. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios

Logistics anticipates that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund its operations, including working capital requirements. See “Working Capital Position”, “Capital Expenditures”, “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Logistics for the six month periods ended June 30, 2012 and 2011.

(Expressed in thousands of U.S. dollars)	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)
Net cash provided by operating activities	$11,718	$11,178
Net cash used in investing activities	(7,346)	(33,152)
Net cash (used in)/provided by financing activities	(885)	118,966

Increase in cash and cash equivalents	3,487	96,922
Cash and cash equivalents, beginning of the period	40,529	39,204

Cash and cash equivalents, end of period	$44,016	$136,196

Cash provided by operating activities for the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011

Net cash from operating activities increased by $0.5 million to $11.7 million of cash provided by operating activities for the six month period ended June 30, 2012, as compared to $11.2 million for the same period in 2011. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization, income taxes and provision for losses on accounts receivable which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)
Net income	$32	$3,055
Depreciation of vessels, port terminals and other fixed assets, net	10,706	8,863
Amortization of intangible assets and liabilities, net	2,215	2,215
Amortization of deferred financing costs	534	707
Amortization of deferred drydock costs	654	261
Provision for losses on accounts receivable	310	234
Income taxes	454	33

Net income adjusted for non-cash items	$14,905	$15,368

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $3.2 million for the six month period ended June 30, 2012 resulted from a $0.6 million decrease in amounts due to affiliates, a $1.1 million increase in prepaid expenses and other current assets, a $0.8 million increase in other assets, a $0.7 million increase in deferred drydock and special survey costs, a $0.3 million decrease in deferred income and a $1.6 million increase in inventories. The negative change in operating assets and liabilities for the six month period ended June 30, 2012 was partially offset by a $0.5 million decrease in accounts receivable, a $0.6 million increase in accrued expenses, a $0.7 million increase in accounts payable and a $0.1 million increase in other liabilities.

The negative change in operating assets and liabilities of $4.2 million for the six month period ended June 30, 2011 resulted primarily from a $12.4 million increase in accounts receivable, a $1.5 million increase in deferred drydock and special survey costs, and a $0.5 million decrease in accounts payable. The negative change was partially offset by a $0.3 million decrease in restricted cash, a $0.4 million increase in amounts due to affiliates, a $6.0 million increase in accrued expenses, and a $3.5 million decrease in prepaid expenses and other assets.

Cash used in investing activities for the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011:

Net cash used in investing activities decreased by $25.9 million to $7.3 million for the six month period ended June 30, 2012 from $33.2 million for the same period in 2011.

Cash used in investing activities for the six month period ended June 30, 2012 was mainly the result of (a) $3.3 million in payments for the construction of a new silo in Nueva Palmira, (b) $1.0 million in payments for the construction of a new conveyor belt in Navios Logistics’ dry port in Uruguay, (c) $1.1 million in payments for the construction of four new tank barges, (d) $0.4 million in payments for improvements performed in the pushboat fleet (e) $0.3 million in payments for the construction of additional tanks in Navios Logistics’ liquid port and (f) $1.2 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the six month period ended June 30, 2011 was mainly the result of (a) $0.9 million in payments for the construction of the new drying and conditioning facility in Nueva Palmira, (b) $26.0 million in payments for the acquisition of three pushboats, and 35 barges, (c) $5.3 million in payments for the purchase of other fixed assets, transportation of vessels and improvements and (d) $1.0 million in payments in advance for the acquisition of a floating dry dock.

Cash used in financing activities for the six month period ended June 30, 2012 as compared to cash provided by financing activities for the six month period ended June 30, 2011:

Net cash used in financing activities decreased by $119.9 million to $0.9 million cash used in financing activities for the six month period ended June 30, 2012, as compared to $119.0 million cash provided by financing activities for the same period of 2011.

Cash used in financing activities for the six month period ended June 30, 2012 was mainly due to $0.9 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula.

Cash provided by financing activities for the six month period ended June 30, 2011 was mainly due to the $200.0 million proceeds from the 9.25% senior notes due 2019 issued in April 2011. This was partially offset by (a) $0.6 million in payments of obligations under capital leases in connection with the product tanker vessels the San San H and the Stavroula, (b) $3.7 million of installments paid in connection with Navios Logistics’ outstanding loans, (c) $70.0 million repayment of the loan facility with Cyprus Popular Bank (formerly known as Marfin Popular Bank ) and (d) a $6.7 million in payments of deferred financing costs following the amendment of the Cyprus Popular Bank loan facility and the issuance of the 9.25% senior notes due 2019.

EBITDA Reconciliation to Net (Loss)/income Attributable to Navios Logistics’ Stockholders

EBITDA represents net (loss)/income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three month period ended June 30, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,215	$2,298	$(5,116)	$2,397
Depreciation and amortization	943	926	4,249	6,118
Amortization of deferred drydock costs	—	106	245	351
Interest income/(expense) and finance costs, net	(69)	1,653	3,546	5,130
Income taxes	274	304	799	1,377

EBITDA	$6,363	$5,287	$3,723	$15,373

Three month period ended June 30, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,080	$3,093	$(6,892)	$(719)
Depreciation and amortization	695	1,095	3,172	4,962
Amortization of deferred drydock costs	—	47	103	150
Interest income/(expense) and finance costs, net	(135)	573	4,667	5,105
Income taxes	—	(31)	1,041	1,010

EBITDA	$3,640	$4,777	$2,091	$10,508

EBITDA increased by $4.9 million to $15.4 million for the three month period ended June 30, 2012, as compared to $10.5 million for the same period of 2011. This increase was mainly due to (a) a $8.4 million increase in time charter, voyage and port terminal revenues, of which $5.8 million was attributable to the barge business, $1.9 million was attributable to the port terminal business, and $0.7 million was attributable to the cabotage business, (b) a $10.2 million increase in sales of products in the port terminal business,

(c) a $0.8 million decrease in general and administrative expenses, of which $0.6 million was attributable to the barge business and $0.2 million to the port terminal business, and (d) a $0.2 million decrease in noncontrolling interest mainly relating to the cabotage business. This increase was partially offset by (a) a $10.2 million increase in cost of products sold in the port terminal business, (b) a $3.4 million increase in direct vessel expenses, out of which $3.3 million was attributable to the barge business and $0.1 million was attributable to the cabotage business, (c) a $0.8 million increase in time charter, voyage and port terminal expenses attributable to a $1.2 million increase in the barge business mitigated by a $0.4 million decrease in the port terminal business, and (d) a 0.3 million increase in other expense, net attributable to a $0.5 million increase in the barge business mitigated by a $0.2 million decrease in the port terminal business.

Six month period ended June 30, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,518	$1,161	$(10,671)	$8
Depreciation and amortization	1,820	2,019	9,082	12,921
Amortization of deferred drydock costs	—	174	481	655
Interest income/(expense) and finance costs, net	(131)	3,317	6,867	10,053
Income taxes	506	155	(207)	454

EBITDA	$11,713	$6,826	$5,552	$24,091

Six month period ended June 30, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,935	$4,823	$(8,248)	$2,510
Depreciation and amortization	1,674	2,116	7,288	11,078
Amortization of deferred drydock costs	—	60	201	261
Interest income/(expense) and finance costs, net	(257)	1,052	5,364	6,159
Income taxes	—	256	(223)	33

EBITDA	$7,352	$8,307	$4,382	$20,041

EBITDA increased by $4.1 million to $24.1 million for the six month period ended June 30, 2012, as compared to $20.0 million for the same period of 2011. This increase was mainly due to (a) a $9.3 million increase in time charter, voyage and port terminal revenues, of which $5.6 million was attributable to the barge business and $3.7 million was attributable to the port terminal business, (b) a $15.1 million increase in sales of products in the port terminal business, (c) a $0.4 million decrease in other expense, net attributable to a $0.7 million decrease in the cabotage business mitigated by a $0.2 million increase in the port terminal business and a $0.1 million increase in the barge business, and (d) a $0.5 million decrease in noncontrolling interest mainly relating to the cabotage business. This increase was partially offset by (a) a $14.1 million increase in cost of products sold in the port terminal business, (b) a $4.7 million increase in direct vessel expenses, out of which $2.8 million was attributable to the cabotage business and $1.9 million was attributable to the barge business, (c) a $2.3 million increase in time charter, voyage and port terminal expenses attributable to a $2.3 million increase in the barge business and a $0.2 million increase in the port terminal business mitigated by a $0.2 million decrease in the cabotage business, and (d) a 0.1 million increase in general and administrative expenses attributable to a $0.2 million increase in the cabotage business mitigated by a $0.1 million decrease in the port terminal business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes:

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of June 30, 2012 and December 31, 2011, deferred financing cost associated with the Senior Notes amounted to $6.1 million and $6.4 million, respectively. Interest expense associated with the Senior Notes amounted to $9.3 million and $4.0 million for the six month periods ended June 30, 2012 and 2011, respectively.

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities:

Cyprus Popular Bank Public Co. Ltd Facility

On March 31, 2008, the Company entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. On March 29, 2011, Cyprus Popular Bank Public Co. Ltd. committed to amend its current loan agreement with Nauticler S.A., to provide for a $40.0 million revolving credit facility. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70.0 million loan facility with Cyprus Popular Bank Public Co. Ltd. using a portion of the proceeds of the Senior Notes. On March 20, 2012, Cyprus Popular Bank Public Co. Ltd and Nauticler S.A finalized the documentation of the $40.0 million revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that the Company is in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of June 30, 2012, the $40.0 million revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A., on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of June 30, 2012, the outstanding loan balance was $0.6 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of June 30, 2012, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	June 30, 2012 (Amounts in millions of U.S. dollars)
June 30, 2013	0.1
June 30, 2014	0.1
June 30, 2015	0.1
June 30, 2016	0.1
June 30, 2017	0.1
June 30, 2018 and thereafter	200.1

Total long-term borrowings	$200.6

Contractual Obligations:

The following table summarizes Navios Logistics’ contractual obligations as of June 30, 2012:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$200.1	$200.6
Operating lease obligations (Time charters)	2.4	0.4	—	—	2.8
Capital lease obligations(2)	1.3	2.8	21.6	—	25.7
Dry port expansion obligations(4)	10.7	0.5	—	—	11.2
Barge construction obligations(5)	6.5	—	—	—	6.5
Rent obligations(3)	0.2	0.3	0.1	0.2	0.8

Total	$21.2	$4.2	$21.9	$200.3	$247.6

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.

(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H.

(3)	Navios Logistics has several lease agreements with respect to its various operating offices.

(4)	Future remaining contractual payments for the port expansion project in the dry port concerning mainly the new conveyor belt.

(5)	Future remaining contractual payments for the construction of the four new tank barges.

Working Capital Position

On June 30, 2012, Navios Logistics’ current assets totaled $91.4 million, while current liabilities totaled $48.5 million, resulting in a positive working capital position of $42.9 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Navios Logistics’ Argentine subsidiaries could be prevented from transferring funds outside of Argentina. While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Logistics continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

In June 2010, Navios Logistics entered into long-term bareboat agreements for two product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and Stavroula were delivered in June and July 2010, respectively. Both tankers were chartered-in for a two-year period, and Navios Logistics had the obligation to purchase the vessels immediately upon the expiration of their respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively. As of June 2010, Navios Logistics has recognized a capital lease obligation for the San San H and Stavroula amounting to $17.0 million and $17.1 million, respectively. On May 9, 2012, Navios Logistics agreed to extend the repayment period of its capital leases for four years up to June 2016. Following this extension, Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges, which are expected to be delivered gradually from September 2012 through June 2013. As of June 30, 2012, Navios Logistics had paid $1.1 million for the construction of the tank barges.

During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo has been operational since April 2012. As of June 30, 2012, Navios Logistics had paid $9.7 million for the construction of the new silo. The construction of the new silo with 100,000 metric tons of storage capacity increased the total storage capacity of the dry port to 460,000 metric tons. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the first half of 2013. As of June 30, 2012, Navios Logistics had paid $1.0 million for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000 cubic meters of storage capacity were added in December 2011 and another 5,000 cubic meters were added in August 2012 reaching a total capacity of 43,560. Navios Logistics is currently constructing an additional storage tanks with capacity of 2,100 cubic meters and, as of June 30, 2012, Navios Logistics had paid $0.8 million for the construction of all three tanks. The final tank is expected to be completed in September 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

Dividend Policy

The payment of dividends is in the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of its credit facilities and the indenture governing its Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the six month period ended June 30, 2012, two customers, Vale and Esso, accounted for 18.9% and 13.0% of Navios Logistics’ revenues, respectively. For the six month period ended June 30, 2011, two customers Petropar and Petrobras, accounted for 13.4% and 12.7% of Navios Logistics’ revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises. As of June 30, 2012, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $2.8 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

As of March 1, 2012 the Company issued a guarantee and indemnity letter that guaranteed the performance by its subsidiary, Petrolera San Antonio S.A. (“Petrosan”), of all its obligations to Vitol up to $10.0 million. On July 11, 2012 the amount of the guarantee was amended to $12.0 million. This guarantee expires on March 1, 2013.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Related Party Transactions

Balance due to affiliates as of June 30, 2012 amounted to $1.5 million (December 31, 2011: $2.0 million) which includes the current amounts due to Navios Holdings.

Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to other related parties amounted to less than $0.1 million as of June 30, 2012 ($0.3 million in December 31, 2011) and rent expense for the three and six month periods ended June 30, 2012 amounted to $0.4 million and $0.9 million, respectively ($0.5 million and $1.1 million in the same periods of 2011, respectively).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments for the lease agreement with Mercoparana S.A are $0.3 million and the lease agreement which expired in June 2012 was automatically renewed for another three years.The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer, and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments were less than $0.1 million for the three and six month periods ended June 30, 2012 and 2011.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2012 amounted to $0.2 million and $0.3 million, respectively ($0.1 for each of the three and six month period ended June 30, 2011).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the three and six month periods ended June 30, 2012 amounted to $0.1 million and $0.2 million, respectively ($0.1 million and $0.2 million for the three and six month periods ended June 30, 2011).

Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments — On June 30, 2012 and December 31, 2011, Navios Logistics had a total of $200.6 million and $200.7 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

The interest on the loan facility of Hidronave S.A. and the Senior Notes is at a fixed rate and, therefore, changes in interest rates would not affect their value which as of June 30, 2012 was $0.6 million and $200.0 million, respectively.

For a detailed discussion of Navios Logistics’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign currency transactions:

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, Navios Logistics uses U.S. dollars as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the six month periods ended June 30, 2012 and 2011 approximately 47.7% and 54.9%, respectively, of Navios Logistcs’ expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the six month period ended June 30, 2012 by $0.5 million.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. There were no material changes to these critical accounting policies during the six months ended June 30, 2012.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which was effective for Navios Logistics beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Logistics’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Logistics in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Logistics’ consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	June 30, 2012 (unaudited)	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	3	$44,016	$40,529
Accounts receivable, net		31,209	31,959
Prepaid expenses and other current assets		16,202	13,464

Total current assets		91,427	85,952

Vessels, port terminals and other fixed assets, net	4	342,603	350,088
Intangible assets other than goodwill	5	61,648	63,863
Goodwill		104,096	104,096
Other long term assets		17,445	17,235

Total noncurrent assets		525,792	535,282

Total assets		$617,219	$621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$23,900	$23,211
Due to affiliate companies	8	1,451	2,000
Accrued expenses		17,591	15,717
Deferred income		4,184	4,492
Current portion of capital lease obligations	4	1,330	31,221
Current portion of long-term debt	6	69	69

Total current liabilities		$48,525	$76,710

Senior notes	6	200,000	200,000
Long term debt, net of current portion	6	564	599
Capital lease obligations, net of current portion	4	24,450	—
Deferred tax liability		19,325	19,628
Other long term liabilities		3,098	3,072

Total noncurrent liabilities		$247,437	$223,299

Total liabilities		$295,962	$300,009

Commitments and contingencies	7	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both June 30, 2012 and December 31, 2011		20	20
Additional paid-in capital		303,518	303,518
Retained earnings		17,154	17,146

Total Navios Logistics stockholders’ equity		320,692	320,684
Noncontrolling interest		565	541

Total stockholders’ equity		321,257	321,225

Total liabilities and stockholders’ equity		$617,219	$621,234

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended June 30, 2012 (unaudited)	Three Month Period Ended June 30, 2011 (unaudited)	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)

Time charter, voyage and port terminal revenues		$51,586	$43,226	$89,131	$79,803
Sales of products		21,707	11,478	34,309	19,258
Time charter, voyage and port terminal expenses		(12,166)	(11,447)	(22,016)	(19,714)
Direct vessel expenses		(19,119)	(15,529)	(35,026)	(29,938)
Cost of products sold		(21,030)	(10,826)	(32,627)	(18,447)
Depreciation and amortization	4,5	(6,118)	(4,962)	(12,921)	(11,078)
General and administrative expenses		(3,229)	(3,969)	(6,863)	(6,796)
Interest (expense)income and finance cost, net		(5,130)	(5,105)	(10,053)	(6,159)
Other expense, net		(2,706)	(2,337)	(3,448)	(3,841)

Income before income taxes and noncontrolling interest		$3,795	$529	$486	$3,088
Income tax expense		(1,377)	(1,010)	(454)	(33)

Net income/(loss)		$2,418	$(481)	$32	$3,055
Less: Net income attributable to the noncontrolling interest		(21)	(238)	(24)	(545)

Net income/(loss) attributable to Navios Logistics’ stockholders		$2,397	$(719)	$8	$2,510

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders		0.1199	(0.0360)	0.0004	0.1255

Weighted average number of shares, basic and diluted	9	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)

OPERATING ACTIVITIES:
Net (loss)/ income		$32	$3,055
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		14,873	12,313
Decrease in operating assets		(3,037)	(8,600)
Increase/(decrease) in operating liabilities		572	5,853
Payments for drydock and special survey costs		(722)	(1,443)

Net cash provided by operating activities		11,718	11,178

INVESTING ACTIVITIES:
Deposits for vessel acquisitions		—	(1,000)
Acquisition of vessels, port terminals and other fixed assets, net		(7,346)	(32,152)

Net cash used in investing activities		(7,346)	(33,152)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes		—	200,000
Repayments of long-term debt	6	(35)	(73,750)
Payments of obligations under capital leases	4	(850)	(612)
Debt issuance costs	6	—	(6,672)

Net cash (used in)/provided by financing activities		(885)	118,966

Net increase in cash and cash equivalents		3,487	96,992

Cash and cash equivalents, beginning of period		40,529	39,204

Cash and cash equivalents, end of period		$44,016	$136,196

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$9,619	$1,713
Cash paid for income taxes		$538	$832
Non-cash investing and financing activities:
Acquisition of vessels, port terminals and other fixed assets		$487	—
Revaluation of vessels due to restructuring of capital lease obligation		$4,590	—
Decrease in capital lease obligation due to restructuring		$(4,590)	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Net income	—	—	—	2,510	2,510	545	3,055

Balance June 30, 2011 (unaudited)	20,000	$20	$292,668	$19,852	$312,540	$19,794	$332,334

Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net (loss)/income	—	—	—	8	8	24	32

Balance June 30, 2012 (unaudited)	20,000	$20	$303,518	$17,154	$320,692	$565	$321,257

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses; see also Note 9), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2011 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the audited Company’s consolidated financial statements and notes included in Navios Logistics’ 2011 annual report filed on Form 20-F filed with the Securities and Exchange Commission (“SEC”).Where necessary, comparative figures have been reclassified to conform to changes in the presentation in the current year.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations Period ended June 30,
Company Name	Incorporation	Nature	Ownership	2012	2011
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 6/30	1/1 - 6/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 - 6/30	1/1 - 6/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 6/30	1/1 - 6/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Thalassa Energy S.A	Argentina	Barge-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Hidrovia OSR S.A	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1 - 6/30	1/1 - 6/30
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 6/30	1/1 - 6/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1 - 6/30	1/1 - 6/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 6/30	1/1 - 6/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1 - 6/30	1/16 - 6/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 6/30	4/14 - 6/30

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2012	December 31, 2011
Cash on hand and at banks	$21,495	$17,519
Short-term deposits	22,521	23,010

Total cash and cash equivalents	$44,016	$40,529

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in European Union nations, including Cyprus, Germany, Greece, and the Netherlands, as well as in the United States of America, and in the various countries we operate in South America. Navios Logistics minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$340,990	$(58,017)	$282,973
Additions	2,014	(9,186)	(7,172)
Restructure of capital leases	(4,590)	—	(4,590)

Balance June 30, 2012	$338,414	(67,203)	271,211

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$47,926	$(6,213)	$41,713
Additions	4,622	(732)	3,890

Balance June 30, 2012	$52,548	(6,945)	45,603

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$26,410	$(5,253)	$21,157
Additions	461	(628)	(167)

Balance June 30, 2012	$26,871	(5,881)	20,990

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$4,940	$(695)	$4,245
Additions	736	(160)	576
Disposals	(22)	—	(22)

Balance June 30, 2012	$5,654	(855)	4,799

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$420,266	$(70,178)	$350,088
Additions	7,833	(10,706)	(2,873)
Restructure of capital leases	(4,590)	—	(4,590)
Disposals	(22)	—	(22)

Balance June 30, 2012	$423,487	(80,884)	342,603

Certain assets of the Company have been pledged as collateral for loan facilities. As of June 30, 2012 and December 31, 2011 the net book value of such assets was $1,145 and $1,203, respectively.

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the year ended December 31, 2011.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, respectively at the end of the extended period. As of June 30, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month period ended June 30, 2012 for both vessels were $850.

During 2011, Navios Logistics used a portion of the proceeds from the Senior Notes to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

Additionally, during 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

In September 2011, Navios Logistics paid a total of $389 for the acquisition of a piece of land. This piece of land is located at the south of the Nueva Palmira Free Zone and was acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

As of June 30, 2012 and December 31, 2011, Navios Logistics had paid $9,706 and $6,363 for the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo has been operational since April 2012. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the first half of 2013. As of June 30, 2012, Navios Logistics had paid $996 for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000 cubic meters of storage capacity were added in December 2011 and another 5,000 cubic meters in August 2012, reaching a total capacity of 43,560 and Navios Logistics is currently constructing an additional storage tank with capacity of 2,100 cubic meters and as of June 30, 2012, Navios Logistics had paid $816 ($597 of which paid in 2011) for the construction of all three tanks. The final tank is expected to be completed in September 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

During the second quarter of 2012 Navios Logistics began the construction of 4 new tank barges, which are expected to be delivered gradually starting September 2012 up to June 2013. As of June 30, 2012 Navios Logistics had paid $1,086 for the construction of the tank barges.

The following is an analysis of the leased property under capital leases:

Vessels	June 30, 2012
San San H and Stavroula	$32,939
Less: Accumulated amortization	(1,147)

Net book value	$31,792

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of June 30, 2012, are as follows:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Payment Due by Period	June 30, 2012
June 30, 2013	$2,190
June 30, 2014	2,190
June 30, 2015	2,190
June 30, 2016	$22,366

Total future minimum lease payments (1)	28,936
Less: amount representing interest (2)	(3,156)

Present value of future minimum lease payments (3)	$25,780

(1)	There are no minimum sublease rentals to be reduced by minimum payments.

(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.

(3)	Reflected in the balance sheet as current and non current obligations under capital leases of $1,330 and $24,450 respectively.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2012 and December 31, 2011 consist of the following:

June 30, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value June 30, 2012
Trade name	$10,420	$(4,689)	$5,731
Port terminal operating rights	34,060	(5,993)	28,067
Customer relationships	36,120	(8,615)	27,505
Favorable lease terms	3,780	(3,435)	345

Total intangible assets	$84,380	$(22,732)	$61,648

December 31, 2011	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2011
Trade name	$10,420	$(4,168)	$6,252
Port terminal operating rights	34,060	(5,533)	28,527
Customer relationships	36,120	(7,728)	28,392
Favorable lease terms	3,780	(3,088)	692

Total intangible assets	$84,380	$(20,517)	$63,863

Amortization expense, net for the three and six month periods ended June 30, 2012 amounted to $1,106 and $2,215, respectively ($1,109 and $2,215 for the three and six month periods ended June 30, 2011).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$521	$5,731
Port terminal operating rights	921	921	921	921	921	23,462	28,067

Customer relationships	1,775	1,775	1,775	1,775	1,775	18,630	27,505

Favorable lease terms	345	—	—	—	—	—	345

Total	$4,083	$3,738	$3,738	$3,738	$3,738	$42,613	$61,648

NOTE 6: BORROWINGS

Borrowings consist of the following:

	June 30, 2012	December 31, 2011

Senior Notes	$200,000	$200,000
Loan for Nazira	633	668

Total borrowings	200,633	200,668
Less: current portion	(69)	(69)

Total long-term borrowings	$200,564	$200,599

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of June 30, 2012 and December 31, 2011 deferred financing cost associated with the Senior Notes amounted to $6,070 and 6,399 respectively. Interest expense associated with the Senior Notes amounted to $9,250 and $4,008 for the six month period ended June 30, 2012 and 2011, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd Facility

On March 31, 2008, the Company entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. On March 29, 2011, Cyprus Popular Bank Public Co.Ltd committed to amend its current loan agreement with Nauticler S.A., to provide for a $40,000 revolving credit facility. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Cyprus Popular Bank Public Co.Ltd. using a portion of the proceeds of the Senior Notes. On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A finalized the documentation of the $40,000 revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of June 30, 2012, the $40,000 revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of June 30, 2012, the outstanding loan balance was $633 ($668 as of December 31, 2011). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loans, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants for the six month period ended June 30, 2012.

The maturity table below reflects future capital payments of the long-term debt outstanding as of June 30, 2012, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
June 30, 2013	$69
June 30, 2014	69
June 30, 2015	69
June 30, 2016	69
June 30, 2017	69
June 30, 2018 and thereafter	200,288

Total	$200,633

NOTE 7: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of June 30, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $2,819 ($2,764 as of December 31, 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of June 30, 2012 the company has operating lease obligations related to chartered in barges and pushboats amounting to $2,812.

As of June 30, 2012 the company has obligations related its port expansion project and the construction of four new tank barges of $11,273 and $6,514, respectively.

As of March 1, 2012, the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrolera an Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. On July 11, 2012, the amount of the guarantee was amended to $12,000. This guarantee expires on March 1, 2013.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

At June 30, 2012 and December 31, 2011, the amounts due to affiliate companies were as follows:

	June 30, 2012	December 31, 2011
Navios Holdings	$1,451	$2,000

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Navios Logistics rents barges and pushboats and pays expenses for lodging at a hotel indirectly owned by certain members of the Lopez family. In relation to these transactions, amounts payable to other related parties different from Navios Holdings, amounted to $26 as of June 30, 2012 ($332 for the year ended December 31, 2011) and rent expense for the three and six month periods ended June 30, 2012, amounted to $425 and $850, respectively ($525 and $1,064 for the three and six month periods ended June 30, 2011).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $620. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments for the lease agreement with Mercoparana S.A are $270 and the lease agreements expired in June 2012 and was automatically renewed for another three years. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for the three and six month periods ended June 30, 2012 were $10 and $23, respectively ($18 and $27 for the three and six month periods ended June 30, 2011).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for each of the three and six month periods ended June 30, 2012 amounted to $150 and $300, respectively ($125 for each of the three and six month periods ended June 30, 2011).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A , Michel Chaim. Voyage expenses charged for the three and six month periods ended June 30, 2012 amounted to $85 and $242, respectively ($132 and $209 for the three and six month periods ended June 30, 2011).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NOTE 9: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company has amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of June 30, 2012 and December 31, 2011, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. Since the Company already consolidated these joint ventures, the transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction. An amount of $10,850, which is equal to the difference between the carrying value of the noncontrolling interests as of July 25, 2011 ($19,488) and the fair value of the total consideration paid including transaction expenses ($8,638) was recorded in Additional Paid in Capital. As a result, after the consummation of the transaction, the percentage of ownership of the Company in its subsidiaries is the following:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Percentage of ownership
Company Name	After July 25, 2011	Before July 25, 2011
Thalassa Energy S.A.	100%	62.50%
HS Tankers Inc	100%	51%
HS Navigation Inc.	100%	51%
HS Shipping Ltd. Inc.	100%	62.50%
HS South Inc.	100%	62.50%

NOTE 10: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. A general description of each segment follows:

The Port Terminal Business segment:

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest in terms of capacity and one of the youngest Argentine cabotage fleets. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and six month periods ended June 30, 2012 and 2011:

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2012	Cabotage Business Segment for the Three Month Period Ended June 30, 2012	Barge Business Segment for the Three Month Period Ended June 30, 2012	Total
Time charter, voyage and port terminal revenues	$8,579	$15,583	$27,424	$51,586
Sales of products	21,707	—	—	21,707
Time charter, voyage and port terminal expenses	(2,435)	(226)	(9,505)	(12,166)
Direct vessel expenses	—	(8,746)	(10,373)	(19,119)
Cost of products sold	(21,030)	—	—	(21,030)
Depreciation and amortization	(943)	(926)	(4,249)	(6,118)
General and administrative expenses	(499)	(143)	(2,587)	(3,229)
Interest income/(expense) and finance cost, net	69	(1,653)	(3,546)	(5,130)
Other income/(expense), net	41	(1,287)	(1,460)	(2,706)

Income/(loss) before income taxes and noncontrolling interest	5,489	2,602	(4,296)	3,795
Income tax (expense)	(274)	(304)	(799)	(1,377)

Net income/(loss)	5,215	2,298	(5,095)	2,418
Less: Net income attributable to the noncontrolling interest	—	—	(21)	(21)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,215	$2,298	$(5,116)	$2,397

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended June 30, 2011	Cabotage Business Segment for the Three Month Period Ended June 30, 2011	Barge Business Segment for the Three Month Period Ended June 30, 2011	Total
Time charter, voyage and port terminal revenues	$6,709	$14,930	$21,587	$43,226
Sales of products	11,478	—	—	11,478
Time charter, voyage and port terminal expenses	(2,848)	(241)	(8,358)	(11,447)
Direct vessel expenses	—	(8,512)	(7,017)	(15,529)
Cost of products sold	(10,826)	—	—	(10,826)
Depreciation and amortization	(695)	(1,095)	(3,172)	(4,962)
General and administrative expenses	(678)	(85)	(3,206)	(3,969)
Interest income/(expense) and finance cost, net	135	(573)	(4,667)	(5,105)
Other (expense)/ net	(195)	(1,264)	(878)	(2,337)

Income/(loss) before income taxes and noncontrolling interest	3,080	3,160	(5,711)	529
Income tax benefit/(expense)	—	31	(1,041)	(1,010)

Net income/(loss)	3,080	3,191	(6,752)	(481)
Less: Net income attributable to the noncontrolling interest	—	(98)	(140)	(238)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,080	$3,093	$(6,892)	$(719)

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2012	Cabotage Business Segment for the Six Month Period Ended June 30, 2012	Barge Business Segment for the Six Month Period Ended June 30, 2012	Total
Time charter, voyage and port terminal revenues	$15,614	$26,119	$47,398	$89,131
Sales of products	34,309	—	—	34,309
Time charter, voyage and port terminal expenses	(4,759)	(516)	(16,741)	(22,016)
Direct vessel expenses	—	(16,854)	(18,172)	(35,026)
Cost of products sold	(32,627)	—	—	(32,627)
Depreciation and amortization	(1,820)	(2,019)	(9,082)	(12,921)
General and administrative expenses	(1,060)	(305)	(5,498)	(6,863)
Interest income/(expense) and finance cost, net	131	(3,317)	(6,867)	(10,053)
Other income/(expense), net	236	(1,792)	(1,892)	(3,448)

Income/(loss) before income taxes and noncontrolling interest	10,024	1,316	(10,854)	486
Income tax (expense)/benefit	(506)	(155)	207	(454)

Net income/(loss)	9,518	1,161	(10,647)	32
Less: Net income attributable to the noncontrolling interest	—	—	(24)	(24)

Net income/(loss) attributable to Navios Logistics’ stockholders	$9,518	$1,161	$(10,671)	$8

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Six Month Period Ended June 30, 2011	Cabotage Business Segment for the Six Month Period Ended June 30, 2011	Barge Business Segment for the Six Month Period Ended June 30, 2011	Total
Time charter, voyage and port terminal revenues	$11,925	$26,086	$41,792	$79,803
Sales of products	19,258	—	—	19,258
Time charter, voyage and port terminal expenses	(4,604)	(698)	(14,412)	(19,714)
Direct vessel expenses	—	(14,009)	(15,929)	(29,938)
Cost of products sold	(18,447)	—	—	(18,447)
Depreciation and amortization	(1,674)	(2,116)	(7,288)	(11,078)
General and administrative expenses	(1,162)	(145)	(5,489)	(6,796)
Interest income/expense and finance cost, net	257	(1,052)	(5,364)	(6,159)
Other income/(expense), net	382	(2,476)	(1,747)	(3,841)

Income/(loss) before income taxes and noncontrolling interest	5,935	5,590	(8,437)	3,088
Income tax (expense)/benefit	—	(256)	223	(33)

Net income/(loss)	5,935	5,334	(8,214)	3,055
Less: Net income/(loss) attributable to the noncontrolling interest	—	(511)	(34)	(545)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,935	$4,823	$(8,248)	$2,510

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $270,125 and $282,973 as of June 30, 2012 and December 31, 2011, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $66,593 and $62,870 as of June 30, 2012 and December 31, 2011, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $33,581 and $35,336 as of June 30, 2012 and December 31, 2011, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,067 and $28,527 as of June 30, 2012 and December 31, 2011, respectively.

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business. All three segments previously comprised a part of the Logistics Business reporting unit on a relative fair value basis.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$44,016	$44,016	$40,529	$40,529
Accounts receivable, net	$31,209	$31,209	$31,959	$31,959
Accounts payable	$(23,900)	$(23,900)	$(23,211)	$(23,211)
Senior notes	$(200,000)	$(185,500)	$(200,000)	$(158,500)
Capital lease obligations	$(25,780)	$(25,780)	$(31,221)	$(31,221)
Long-term debt, including current portion	$(633)	$(633)	$(668)	$(668)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II : Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2012.

	Fair Value Measurements at June 30, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$44,016	$44,016	$—	$—
Senior Notes	$(185,500)	$(185,500)	$—	$—
Capital lease obligations(1)	$(25,780)	$—	$(25,780)	$—
Long-term debt(1)	$(633)	$—	$(633)	$—

(1) The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 12: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis as permitted by U.S. GAAP.

Statement of operations for the three month period ended June 30, 2012	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$51,649	$1,271	$(1,334)	$51,586
Sales of products	—	21,707	—	—	21,707
Time charter, voyage and port terminal expenses	—	(12,735)	(765)	1,334	(12,166)
Direct vessel expenses	—	(18,836)	(283)	—	(19,119)
Cost of products sold	—	(21,030)	—	—	(21,030)
Depreciation and amortization	—	(6,080)	(38)	—	(6,118)
General and administrative expenses	(399)	(2,681)	(149)	—	(3,229)
Interest income/expense and finance cost, net	(212)	(4,907)	(11)	—	(5,130)
Other (expense)/income, net	—	(2,722)	16	—	(2,706)

(Loss)/income before equity in net earnings of affiliated companies	(611)	4,365	41	—	3,795

Equity in net earnings/(losses) of affiliated companies and joint ventures	3,008	21	—	(3,029)	—

Income/(loss) before taxes	2,397	4,386	41	(3,029)	3,795
Income tax (expense)/ benefit	—	(1,378)	1	—	(1,377)

Net income/(loss)	2,397	3,008	42	(3,029)	2,418

Less: Net income attributable to the noncontrolling interest	—	—	(21)	—	(21)

Net income/(loss) attributable to Navios Logistics’ stockholders	$2,397	$3,008	$21	$(3,029)	$2,397

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the three month period ended June 30, 2011	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$43,080	$1,106	$(960)	$43,226
Sales of products	—	11,478	—	—	11,478
Time charter, voyage and port terminal expenses	—	(12,056)	(351)	960	(11,447)
Direct vessel expenses	—	(15,391)	(138)	—	(15,529)
Cost of products sold	—	(10,826)	—	—	(10,826)
Depreciation and amortization	—	(4,945)	(17)	—	(4,962)
General and administrative expenses	(637)	(3,042)	(290)	—	(3,969)
Interest income/expense and finance cost, net	(2,045)	(3,051)	(9)	—	(5,105)
Other (expense)/income, net	—	(2,322)	(15)	—	(2,337)

(Loss)/income before equity in net earnings of affiliated companies	(2,682)	(2,924)	286	—	529

Equity in net (losses)/earnings of affiliated companies and joint ventures	1,963	146	—	(2,109)	—

(Loss)/income before taxes	(719)	3,071	286	(2,109)	529
Income tax benefit	—	(1,011)	1	—	(1,010)

Net (loss)/income	(719)	2,060	287	(2,109)	(481)

Less: Net income attributable to the noncontrolling interest	—	(97)	(141)	—	(238)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(719)	$1,963	$146	$(2,109)	$(719)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the six month period ended June 30, 2012	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$89,198	$2,562	$(2,629)	$89,131
Sales of products	—	34,309	—	—	34,309
Time charter, voyage and port terminal expenses	—	(23,036)	(1,609)	2,629	(22,016)
Direct vessel expenses	—	(34,570)	(456)	—	(35,026)
Cost of products sold	—	(32,627)	—	—	(32,627)
Depreciation and amortization	—	(12,845)	(76)	—	(12,921)
General and administrative expenses	(1,512)	(4,991)	(360)	—	(6,863)
Interest (expense)/income and finance cost, net	(256)	(9,782)	(15)	—	(10,053)
Other expense, net	—	(3,445)	(3)	—	(3,448)

(Loss)/income before equity in net earnings of affiliated companies	(1,768)	2,211	43	—	486

Equity in net earnings/(losses) of affiliated companies and joint ventures	1,776	21	—	(1,797)	—

(Loss)/income before taxes	8	2,232	43	(1,797)	486
Income tax (expense)/benefit	—	(456)	2	—	(454)

Net (loss)/income	8	1,776	45	(1,797)	32

Less: Net income attributable to the noncontrolling interest	—	—	(24)	—	(24)

Net income/(loss) attributable to Navios Logistics’ stockholders	$8	$1,776	$21	$(1,797)	$8

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the six month period ended June 30, 2011	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$79,767	$1,677	$(1,641)	$79,803
Sales of products	—	19,258	—	—	19,258
Time charter, voyage and port terminal expenses	—	(20,521)	(834)	1,641	(19,714)
Direct vessel expenses	—	(29,636)	(302)	—	(29,938)
Cost of products sold	—	(18,447)	—	—	(18,447)
Depreciation and amortization	—	(11,044)	(34)	—	(11,078)
General and administrative expenses	(896)	(5,422)	(478)	—	(6,796)
Interest (expense)/income and finance cost, net	(2,045)	(4,097)	(17)	—	(6,159)
Other (expense)/income, net	—	(3,896)	55	—	(3,841)

(Loss)/income before equity in net earnings of affiliated companies	(2,941)	5,962	67	—	3,088

Equity in net earnings/(losses) of affiliated companies and joint ventures	5,451	34	—	(5,485)	—

Income/(loss) before taxes	2,510	5,996	67	(5,485)	3,088
Income tax (expense)/benefit	—	(35)	2	—	(33)

Net income/(loss)	2,510	5,961	69	(5,485)	3,055

Less: Net income attributable to the noncontrolling interest	—	(510)	(35)	—	(545)

Net income/(loss) attributable to Navios Logistics’ stockholders	$2,510	$5,451	$34	$(5,485)	$2,510

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of June 30, 2012	Navios South American Logistics Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$43,642	$293	$—	$44,016
Accounts receivable, net	—	30,835	374	—	31,209
Due from affiliate companies	217,359	25,598	2,670	(245,627)	—
Intercompany receivables	12,065	—	—	(12,065)	—
Prepaid expenses and other current assets	1,224	14,637	341	—	16,202

Total current assets	230,729	114,712	3,678	(257,692)	91,427

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	341,108	1,495	—	342,603
Investments in affiliates	316,796	700	—	(317,496)	—
Goodwill and other intangible assets	—	165,460	284	—	165,744

Other long term assets	6,071	11,371	3	—	17,445

Total noncurrent assets	322,867	518,639	1,782	(317,496)	525,792

Total assets	553,596	633,351	5,460	(575,188)	617,219

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,466	434	—	23,900
Due to affiliate companies	27,925	216,395	2,758	(245,627)	1,451
Accrued expenses	4,979	12,365	247	—	17,591
Deferred income	—	4,184	—	—	4,184
Intercompany payable	—	12,065	—	(12,065)	—
Current portion of capital lease obligations	—	1,330	—	—	1,330
Current portion of long term debt	—	—	69	—	69

Total current liabilities	32,904	269,805	3,508	(257,692)	48,525

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	564	—	564
Capital lease obligations, net of current portion	—	24,450	—	—	24,450
Other long term liabilities	—	3,098	—	—	3,098
Deferred tax liability	—	19,202	123	—	19,325

Total noncurrent liabilities	200,000	46,750	687	—	247,437

Total liabilities	232,904	316,555	4,195	(257,692)	295,962

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,692	316,796	700	(317,496)	320,692

Noncontrolling interest	—	—	565	—	565

Total stockholders’ equity	320,692	316,796	1,265	(317,496)	321,257

Total liabilities and stockholders’ equity	$553,596	$633,351	$5,460	$(575,188)	$617,219

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2011	Navios South American Logistics Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$40,111	$337	$—	$40,529
Accounts receivable, net	—	31,875	84	—	31,959
Due from affiliate companies	206,936	15,534	1,351	(223,821)	—
Intercompany receivables	11,592	—	—	(11,592)	—
Prepaid expenses and other current assets	734	12,692	38	—	13,464

Total current assets	219,343	100,212	1,810	(235,413)	85,952

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	348,529	1,559	—	350,088
Investments in affiliates	314,997	679	—	(315,676)	—
Goodwill and other intangible assets	—	167,675	284	—	167,959
Deferred dry dock and special survey costs, net	—	6,869	—	—	6,869
Deferred financing costs and other long term assets	6,399	3,964	3	—	10,366

Total noncurrent assets	321,396	527,716	1,846	(315,676)	535,282

Total assets	540,739	627,928	3,656	(551,089)	621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,046	165	—	23,211
Due to affiliate companies	15,873	213,041	1,253	(223,821)	6,346
Accrued expenses	4,182	6,964	225	—	11,371
Deferred income	—	4,492	—	—	4,492
Intercompany payable	—	11,592	—	(11,592)	—
Current portion of capital lease obligations	—	31,221	—	—	31,221
Current portion of long term debt	—	—	69	—	69

Total current liabilities	20,055	290,356	1,712	(235,413)	76,710

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	599	—	599
Capital lease obligations, net of current portion	—	—	—	—	—
Other long term liabilities	—	3,072	—	—	3,072
Deferred tax liability	—	19,503	125	—	19,628

Total noncurrent liabilities	200,000	22,575	724	—	223,299

Total liabilities	220,055	312,931	2,436	(235,413)	300,009

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,684	314,997	679	(315,676)	320,684

Noncontrolling interest	—	—	541	—	541

Total stockholders’ equity	320,684	314,997	1,220	(315,676)	321,225

Total liabilities and stockholders’ equity	$540,739	$627,928	$3,656	$(551,089)	$621,234

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the six month period ended June 30, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$160	$11,556	$2	$—	$11,718

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(7,335)	(11)	—	(7,346)

Net cash used in investing activities	—	(7,335)	(11)	—	(7,346)

Cash flows from financing activities
Proceeds from long term-debt	—	—	—	—	—
Payments of obligations under capital lease	—	(850)	—	—	(850)
Repayments of long-term debt	—	—	(35)	—	(35)
Debt issuance costs	(160)	160	—	—	—

Net cash used in financing activities	(160)	(690)	(35)	—	(885)

Net increase/(decrease) in cash and cash equivalents	—	3,531	(44)	—	3,487

Cash and cash equivalents, beginning of period	81	40,111	337	—	40,529

Cash and cash equivalents, end of period	$81	$43,642	$293	$—	$44,016

Cash flow statement for the six month period ended June 30, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$11,658	$46	$(526)	$—	$11,178

Cash flows from investing activities
Deposit for vessel acquisition	—	(1,000)	—	—	(1,000)
Acquisition of vessels, port terminals and other fixed assets, net	—	(32,152)	—	—	(32,152)

Net cash used in investing activities	—	(33,152)	—	—	(33,152)

Cash flows from financing activities
Transfer to/from affiliate	(106,867)	106,867	—	—	—
Payments of obligations under capital lease	—	(612)	—	—	(612)
Repayments of long -term debt	—	(73,715)	(35)	—	(73,750)
Proceeds from senior notes	200,000	—			200,000
Debt issuance costs	(5,716)	(956)	—	—	(6,672)

Net cash provided by/(used in) financing activities	87,417	31,584	(35)	—	118,966

Net increase/(decrease) in cash and cash equivalents	99,075	(1,522)	(561)	—	96,992

Cash and cash equivalents, beginning of period	—	38,341	863	—	39,204

Cash and cash equivalents, end of period	$99,075	$36,819	$302	$—	$136,196

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2012	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer